

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2013

<u>Via E-mail</u>
Mr. Walter P. Mascherin
Executive Vice President and Chief Financial Officer
Fortegra Financial Corporation
10151 Deerwood Park Boulevard
Building 100, Suite 330
Jacksonville, FL 32256

Re: Fortegra Financial Corporation
          Item 4.01 Form 8-K/A
          Filed April 17, 2013
          File No.   001-35009

Dear Mr. Mascherin:

We have reviewed your filing and have the following comments.

Please respond to this letter within five business days by providing the requested information or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information you provide in response to our comments, we may have additional comments.

1. Please confirm that you will amend this Item 4.01 8-K/A to:

    *   Disclose the date when your relationship with Johnson Lambert LLP will end, expected to be the earlier of the completion of their review of your consolidated financial statements for the three-months ending June 30, 2013 or of your engagement of a new independent registered public accounting firm, and

    *   Update the interim period related to paragraphs (a)(1)(iv) and (a)(2) of Item 304 of Regulation S-K through the date that your relationship with Johnson Lambert LLP will end.

2. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Johnson Lambert LLP as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

If you have any questions, please call Ibolya Ignat, Staff Accountant at (202) 551-3656.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief